May 11, 2012

VIA EDGAR

Laura E. Hatch

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	AllianceBernstein Multi-Manager Alternative Fund (the “Fund”)
Securities Act File No. 333-179777 and
Investment Company Act File No. 811-22671)

Dear Ms. Hatch:

This letter responds to your comments dated April 11, 2012 with respect to the Fund’s registration statement filed under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

PROSPECTUS

Summary of Terms

Comment 1. Under the heading, “Investment Strategy,” the disclosure states, “The Fund seeks to achieve its investment objective primarily by allocating its assets among investments in private investment vehicles.” If these “private investment vehicles” are hedge funds, please state that.

Response. The requested disclosure has been added to the registration statement.

Comment 2. Under the heading, “Event Driven,” the disclosure states, “Portfolio Fund Managers employing an event driven approach may employ a broad range of investment strategies and techniques to attempt to take advantage of specific events (for example, by using a long/short strategy driven by events), and may do so through almost any type of security or instrument.” Please provide examples of the types of securities or instruments in which a fund employing an event driven strategy may invest.

Response. The requested disclosure has been added to the registration statement.

Comment 3. Under the heading, “Credit/Distressed,” the disclosure states, “This strategy also includes opportunistic trading and investing in securities of distressed companies and high yield securities.” If these investments are rated below investment grade, please state that high yield securities are also known as junk bonds.

Response. The requested disclosure has been added to the registration statement.

Comment 4. Under the heading, “Emerging Markets,” the disclosure states, “These Portfolio Fund Managers may use a broad array of hedging techniques.” Please provide examples of the hedging techniques these managers may use.

Response. Although other techniques may be used, the Fund believes that currency hedges are the most likely to be implemented by the Portfolio Fund Managers. Accordingly, the Fund has revised its disclosure to state that these hedging techniques may include, among others, currency hedges executed through forward or swap contracts.

Comment 5. Under the heading, “Certain Risks Related to Investments by Portfolio Funds,” please expand on “Counterparty Risk,” and include the risk that a counterparty may not fulfill its obligation or it may become insolvent.

Response. The requested disclosure has been added to the registration statement.

Comment 6. Under the heading, “Limited Liquidity of Fund Shares,” the disclosure states, “It is anticipated that the Fund’s shares will not be listed on any securities exchange or traded in other markets, and shares will be subject to substantial restrictions on transfer.” Please make this statement more prominent. In addition, please include on the cover page risk disclosure concerning the illiquid nature of an investment in the Fund.

Response. As requested, the Fund has moved the discussion of the illiquid nature of Fund shares to the beginning of the discussion of risk factors. In addition, the Fund has added the requested risk disclosure to the cover page of the registration statement.

Summary of Fees and Expenses

Comment 7. Please include the line item, “Interest Payments on Borrowed Funds,” or confirm to the staff that the Fund has no intention of borrowing for the first 12 months of operations.

Response. The requested item has been added to the Expense table.

Comment 8. Footnote (1) to the fee table states, “Although no initial placement fee is currently contemplated, in the future certain Distributors or Sub-Distributors may charge shareholders a fee (front-end sales load) for their services in conjunction with an investment in the Fund.” Please undertake to update the fee table and expense example if this occurs.

Response. If a sales load is to be charged by a Distributor or Sub-Distributor during the period when the Fund is conducting an offering of its common stock, the Fund will update the Expense table and Example to reflect the sales load.

Comment 9. Footnote (3) to the fee table discusses the expense limitation agreement. Please state whether the agreement may be terminated by the Board of Trustees. In addition, please file the expense limitation agreement on EDGAR as an exhibit to a pre-effective amendment to the registration statement.

Response. The requested disclosure has been added to the registration statement. The Fund will file a copy of the expense limitation agreement in a subsequent pre-effective amendment to the registration statement.

Use of Proceeds

Comment 10. Under the heading, “Use of Proceeds,” the disclosure states, “The Investment Manager will invest the proceeds of the Fund’s initial public offering as soon as practicable consistent with current market conditions and the availability of suitable investments. If the Investment Manager elects to hold the Fund’s assets in cash or cash equivalent instruments for a relatively long investment period, this decision may have a negative impact on the Fund’s performance and its return to shareholders.” Please be more specific about the time it will take the Fund to be fully invested in accordance with its objective and policies. In addition, it is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.

Response. The Fund has revised its disclosure to state that “The Fund currently anticipates that it will take no more than six months to invest the net proceeds of the Fund’s initial public offering.”

Structure

Comment 11. Under this heading the disclosure states that the Fund will deliver Form 1099 tax reports to its investors. If the Fund anticipates that investors will be required to file extensions for filing their tax returns, please prominently disclose that information.

Response. The Fund has been structured to permit Form 1099 (rather than partnership K-1) tax reporting in an effort to ease the burden on its investors in respect of preparing their tax filings. Form 1099 tax reporting is the method used by most registered investment companies. The Fund is not aware of any issue in respect of Form 1099 tax reporting that commonly causes fund investors to file extensions in order to prepare their tax returns.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects

Comment 12. Under this heading, the disclosure states, “The Board of Trustees may authorize the Fund to repurchase the shares held by a shareholder or other person acquiring shares from or through a shareholder….” Please insert, “Subject to applicable law,” at the beginning of the sentence.

Response. The requested disclosure has been added to the registration statement.

Investment Restrictions

Comment 13. Under this heading, the disclosure states, “In applying the investment restrictions and other policies described in this prospectus, other than for certain tax compliance monitoring, the Fund will not “look through” to the investments and trading activity of the Portfolio Funds.” Please confirm to the staff that the Fund will treat all assets of a portfolio fund that is created for the Fund, and which the Fund will be the sole investor, as if the Fund directly owned them for purposes of complying with the Investment Company Act of 1940 (including approval of advisory contracts).

Response. The Fund confirms that the Fund will treat all assets of a Portfolio Fund that is created for the Fund, and in which the Fund will be the sole investor, as if the Fund directly owned them for purposes of complying with the 1940 Act (including approval of advisory contracts).

The Portfolio Managers

Comment 14. Please move the conflicts of interest for the portfolio managers from page 57 to page 54.

Response. The requested change has been made to the registration statement.

Performance of Similarly Managed Accounts

Comment 15. Included under this heading is a table containing the historical monthly returns of “Similarly Managed Accounts – AllianceBernstein Multi-Manager Hedge Fund Composite.” Please provide us with the legal analysis for including this information. In your response, please include the no-action letter you are relying on to include this performance information.

Response. The General Instructions for Parts A and B of Form N-2 state that the prospectus or the statement of additional information of an investment company’s registration statement may contain more information than required by Form N-2, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.1 The Fund submits that the inclusion in its prospectus of performance information for existing accounts of the Fund’s Investment Manager that are managed in a manner that is substantially similar to the Fund’s investment program (the “Composite Performance”) is relevant to potential investors and will assist them in evaluating an investment in the Fund because it reflects on the portfolio manager’s experience by providing pertinent historical performance information. Moreover, because the Composite Performance is not presented until after the discussion of the Fund’s investment objective, investment strategies and risks (and after several other portions of the prospectus), the Fund submits that the inclusion of this disclosure would not detract from an investor’s review of other information that Form N-2 requires a closed-end investment company to include in its registration statement.

As a registered investment company, the disclosure included in the Fund’s registration statement is also subject to Section 34(b) of the 1940 Act. Section 34(b) provides, in relevant part, that it is unlawful for any person to make any untrue statement of a material fact in any registration statement filed or transmitted pursuant to the 1940 Act. The SEC staff has stated that it will not recommend enforcement action under Section 34(b) against an investment company that includes the performance information of accounts managed by its investment adviser in its registration statement if certain conditions are met. In Nicholas-Applegate Capital Management,2 for example, the staff agreed not to recommend enforcement action to the Commission under Section 34(b) where the fund represented that (1) the private account performance would be given no greater prominence than the fund’s performance; (2) the performance information would be accompanied by disclosure to the effect that the private account performance does not represent the historical performance of the fund and should not be interpreted as indicative of the future performance of the fund; (3) the private account performance composite would be compared to an appropriate securities index; and (4) the prospectus specifically would disclose that private accounts are not subject to certain investment limitations, diversification requirements, and other

[1]	See Instruction 2 to the General Instructions for Parts A and B of Form N-2.

[2]	SEC No-Action Letter (Aug. 6, 1996) (the “Nicholas-Applegate Letter”).

restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result of the private account composite.3 The disclosure of the Composite Performance in the Fund’s registration statement is consistent with each of the representations made in the Nicholas-Applegate Letter. Therefore, the Fund respectfully submits that inclusion of the Composite Performance in the registration statement is consistent with the requirements for Form N-2 and the 1940 Act.

Comment 15 Continued. In addition, please make the following changes:

a.	The disclosure states that the similarly managed accounts have “substantially the same investment policies and are managed in accordance with substantially the same investment strategies as those applicable to the Fund.” Please also disclose that the objectives are substantially similar.

Response. The Fund has revised its disclosure to state that the accounts have similar investment objectives. The Investment Manager believes that the objectives of the accounts are substantially similar in substance to the investment objective of the Fund even though the investment objectives of the accounts are not always phrased in a similar manner.

b.	The disclosure states, “The Similarly Managed Accounts typically invest primarily in hedge funds that are partnerships organized under the laws of United States jurisdictions, rather than the PFICs that the Fund invests in primarily.” The disclosure also states, “The underlying funds invested in by the Proprietary Accounts may not be representative of those included in the Fund’s portfolio.” Do these differences in investments have a material effect on the disclosed performance? If so, please delete the entire prior performance presentation. If not, please state that the differences in investments do not alter the conclusion that the Composite’s objectives, policies, and strategies are substantially similar to the Fund’s.

Response. The Fund has revised its registration statement to state that the organizational structures of the underlying funds in which the Fund and the Similarly Managed Accounts invest are not expected to produce materially different investment results. The fact that the Similarly Managed Accounts

[3]

See also Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (SEC staff agreed not to recommend enforcement action under the 1940 Act where a registered fund sought to include the performance track record of its portfolio manager where the performance was achieved during the period that the portfolio manager was managing a different fund) and Growth Stock Outlook Trust, Inc., SEC No-Action Letter (Apr. 15, 1986) (the “Growth Stock Letter”) (SEC staff agreed not to recommend enforcement action under the Investment Advisers Act of 1940 if a newly-registered closed-end investment company and its investment adviser included in the fund’s prospectus, during its first year of operations, information regarding the prior performance of private accounts managed by the investment adviser).

typically invest primarily in hedge funds that are partnerships organized under the laws of the U.S., while the Fund invests primarily in PFICs, does not alter the conclusion that the investment policies and strategies of the accounts are substantially similar to those of the Fund, because the Portfolio Fund Managers will typically manage investments in U.S. partnerships and their corresponding PFICs in a substantially similar manner.

c.	The disclosure states, “[P]ortfolio management decisions made for such accounts may be materially different (for example, with respect to liquidity, diversification, rebalancing and risk tolerance) than the decisions the investment team would make for the Fund.” Please explain to the staff how the Composite can be considered substantially similar to the Fund if there are material differences in portfolio management decisions due to risk tolerance.

Response. After reviewing the management techniques used by the accounts comprising the Composite Performance, the Fund has revised its disclosure regarding the limited circumstances when investment approaches used by the accounts are expected to diverge from those anticipated to be employed by the Fund. Accordingly, the Fund has revised the referenced disclosure to state that “Portfolio management decisions made for such accounts may be different (for example, with respect to liquidity and the timing of transactions) than the decisions the investment team would make for the Fund.” The Fund has also added disclosure to clarify that the differences between the investments of the Fund and those of the Proprietary Accounts are expected to be limited and are not expected to produce materially different investment results.

As indicated in the Nicholas-Applegate Letter, performance can differ between an unregistered account managed by an investment adviser and a corresponding registered investment company using a substantially similar investment strategy. Indeed, the SEC staff has required registered funds that include performance of similar accounts in their registration statements to disclosure the fact that private accounts are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act (that often serve risk limiting functions), which, if applicable, may have adversely affected the performance result of the private accounts. Therefore, the Fund believes that this difference in management techniques should not alter the conclusion that accounts managed with similar—although not exactly the same—investment objectives, policies and strategies are substantially equivalent.

d.	Please disclose that the performance includes all accounts that are substantially similar to the Fund.

Response. The requested change has been made to the registration statement.

e.	The disclosure states, “The performance data is net of all fees.” Please verify that sales loads, if any, have been included in the fees.

Response. The Similarly Managed Accounts do not charge sales loads. Accordingly, the statement that performance data is net of all fees is correct as to the imposition of sales loads.

f.	Please state that the use of the Fund’s expense structure would have lowered the performance results.

Response. Certain accounts that are included in the Similarly Managed Account information charge fees, such as performance fees, that are not charged by the Fund. As a result, certain accounts may charge fees that are greater than the fees charged by the Fund. Accordingly, the Fund has revised its registration statement to state that if the Fund’s expense structure was applied to the Similarly Managed Accounts, the performance of the Similarly Managed Accounts could be higher or lower than the performance results shown.

g.	Please make prominent a statement that prior performance represents the historical performance for similarly managed accounts and is not the Fund’s performance or indicative of the Fund’s future performance.

Response. The requested change has been made to the registration statement.

Additional Comments

Comment. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response. The Fund does not anticipate making any requests for exemptive or no-action relief in respect of the offering.

*                             *                            *                             *

The Fund has authorized us to represent on its behalf that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Eric C. Freed, AllianceBernstein L.P.